EXHIBIT 1

TRANSACTIONS IN SHARES

Khrom Investments Fund, LP
Date	Nature of Transaction	Number of Shares	Price Per Share ($)
11/25/2025	Open market purchase	34	$15.379
12/4/2025	Open market purchase	200,000	$14.5939
12/5/2025	Open market purchase	12,089	$14.3314
12/18/2025	Open market purchase	600	$14.00
1/5/2026	Open market purchase	23,978	$14.0304
1/6/2026	Open market purchase	100,000	$14.8042
1/7/2026	Open market purchase	87,639	$14.1487
1/8/2026	Open market purchase	100,000	$13.4187
1/13/2026	Open market purchase	50,000	$12.5794
1/13/2026	Open market purchase	50,000	$12.5797
1/14/2026	Open market purchase	73,904	$11.824
1/14/2026	Open market purchase	100,000	$12.0011
1/20/2026	Open market purchase	8,410	$11.94
1/20/2026	Open market purchase	1,000	$11.6104
1/20/2026	Open market purchase	55,532	$13.5376
1/21/2026	Open market purchase	123,112	$14.0472